January 13, 2014

Via EDGAR

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:                           Brookline Bancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 1, 2013

File No. 0-23685

Dear Mr. Pande:

This letter is submitted on behalf of Brookline Bancorp, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2012 as set forth in your letter (the “Comment Letter”) dated December 31, 2013 to Julie A. Gerschick, then the Chief Financial Officer and Treasurer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein, with the Company’s response following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 7 Allowance for Loan and Lease Losses, page F-45

Comment:

1.              We note in the table on page F-61 that you present a combined amount of Acquired Loans under ASC 310-20 and ASC 310-30. We also note a similar presentation in Note 6 related to your acquired loans and leases. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in loans acquired with deteriorated credit quality for each loan portfolio segment, or tell us how you determined the current disclosure complies with the guidance in ASC 310-10-50-11B(g) and (h). Also refer to the example disclosure in ASC 310-10-55-7.

Response:

In future filings, the Company will segregate the acquired loans between those accounted for under ASC 310-20 and those accounted for under ASC 310-30 in accordance with the current disclosure guidance in ASC 310-10-50-11B(g) and (h).

Below is an example of how the disclosure for the fiscal year ended December 31, 2012 will be presented in the Company’s 2013 Form 10-K:

	December 31, 2012
		Acquired under	Acquired under
	Originated	ASC 310-20	ASC 310-30	Total
	(In Thousands)
Commercial real estate loans:
Commercial real estate	$871,552	$178,288	$251,393	$1,301,233
Multi-family	506,017	18,721	81,795	606,533
Construction	80,913	2,316	14,968	98,197
Total commercial real estate loans	1,458,482	199,325	348,156	2,005,963
Commercial loans and leases:
Commercial	230,892	102,027	49,358	382,277
Equipment financing	366,297	39,009	15,685	420,991
Condominium association	44,187	—	—	44,187
Total commercial loans and leases	641,376	141,036	65,043	847,455
Auto loans	542,344	—	—	542,344
Consumer loans:
Residential	371,328	48,650	94,364	514,342
Home equity	99,683	153,914	7,965	261,562
Other consumer	6,122	824	333	7,279
Total consumer loans and leases	477,133	203,388	102,662	783,183
Total loans and leases	$3,119,335	$543,749	$515,861	$4,178,945

Please note that for the fiscal year ended December 31, 2012, the Company did not experience further deterioration in the Acquired Loan portfolio accounted for under ASC 310-30, therefore the amount disclosed for allowance for loan losses represents the amount recorded for Acquired Loans under ASC 310-20 only.

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 617-927-4889.

Sincerely,

/s/ Thomas J. Meshako

Thomas J. Meshako
Principal Financial Officer
Brookline Bancorp, Inc.

cc:	Paul A. Perrault, President and Chief Executive Officer
Michael W. McCurdy, General Counsel
Joseph P. Gencarella, KPMG
Samantha M. Kirby, Esq., Goodwin Procter